Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: JUNE 2003

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    _

Form 40-F     X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

No    X

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Petro-Canada Announces US$600 Million Debt Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

/s/ Hugh L. Hooker

Date:  June 17, 2003

Name:

Hugh L. Hooker

Title:

Associate General Counsel

and Assistant Secretary

Exhibit 1

For immediate release

June 17, 2003

Petro-Canada Announces US$600 million Debt Offering

Calgary - Petro-Canada today announced that it has agreed to sell to a syndicate of underwriters US$300,000,000 4.00% Notes due July 15, 2013 and US$300,000,000 5.35% Notes due July 15, 2033.  The lead underwriters of the offering are Deutsche Bank Securities (Bookrunning Manager) and RBC Capital Markets.  The offering is expected to close on June 20, 2003.

Net proceeds of the offering will be used to repay bank indebtedness.  The company’s unsecured long-term debt securities are rated Baa2 by Moody’s Investors Service, BBB by Standard and Poors and A (low) by Dominion Bond Rating Service.

Copies of the base shelf prospectus and the prospectus supplement relating to the offered securities may be obtained from Petro-Canada by contacting Investor Relations.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES

MEDIA AND GENERAL INQUIRIES

Gordon Ritchie

Rob Andras

Investor Relations

Corporate Communications

(403) 296-7691

(403) 296-8586

E-mail: investor@petro-canada.ca

E-mail: andras@petro-canada.ca

WEB SITE: www.petro-canada.ca

(publié également en français)

This press release contains forward-looking statements with respect to the closing of the offering, the timing thereof and the use of proceeds therefrom.  These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, but are not limited to: general economic, market, and business conditions; interest rates; and other factors, many of which are beyond the control of Petro-Canada.  These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission.  Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.